September 27, 2010

VIA EDGAR (Correspondence Filing) U.S. Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549 Attn: Keith O’Connell (202) 551-6948

RE:  Encompass Funds
       (the “Registrant”)
       File No. 333-132838; 811-21885

Dear Mr. O'Connoll:

On behalf of the Registrant, this letter responds to the comments you provided by telephone on September 10, 2010, with respect to Post-Effective Amendment No. 4 to the Registration Statement, filed on July 30, 2010 with regard to the Encompass Fund (the "Fund") Your comments are set forth below, and each is followed by the Registrant’s response.  Additionally, we will fix the Edgar error in the B-POS filing that inadvertently mixed the cover and A-POS in the July 30, 2010 filing.

Comment 1:

Please remove the sentence in the footnote on page 1 of the Prospectus, “Excluding the indirect costs of investing in Acquired Funds, Total Annual Fund Operating Expenses would be 1.45% for the Fund.”

Response 1:

We have removed the sentence “Excluding the indirect costs of investing in Acquired Funds, Total Annual Fund Operating Expenses would be 1.45% for the Fund” on page 1 of the prospectus.

Comment 2:

In the principal investment strategy of the Fund please add “emerging markets” as it is shown as a principal risk.

Response 2:     We have added “emerging markets” to the principal investment strategy as requested.

Comment 3:     Please add the extra expenses to the fee table associated with shorting if there were such expenses during the last fiscal year.

Response 3:     During the previous fiscal year the Fund had no expenses associated with shorting, therefore we have not updated the fee table.

Comment 4:     On the back cover of the prospectus please move “Encompass Fund SEC file number 811-21885” as the last item.

Response 4:     We have moved “Encompass Fund SEC file number 811-21885” to the last item on the back cover.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

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The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (619) 588-9700 if you should require any further information.

Sincerely,

/s/ Jeff Provence

Jeff Provence